

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

March 23, 2021

Gavin West
Business Advisor
NousLogic Healthcare Inc.
5150 Crenshaw Road #A150
Pasadena, Texas 77505

> **Re: NousLogic Healthcare Inc.**
> **Amendment No. 1 to Form 1-A**
> **Filed March 9, 2021**
> **File No. 024-11398**

Dear Mr. West:

We have reviewed your offering statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your offering statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response. After reviewing any amendment to your offering statement and the information you provide in response to these comments, we may have additional comments.

Amendment No. 1 to Form 1-A

Cover Page

1. We note the financial statement information included on the cover page does not agree to those provided beginning on page 31 of Part II and III. Please revise.

2. We note your statement on the cover page that up to 135,000 shares of common stock will be sold "by a selling shareholder." However, it does not appear that a selling shareholder is involved in the offering, but rather that the 135,000 shares will be sold by the company. Please clarify and revise the cover page accordingly.

Risk Factors, page 3

3. We note your statement on page 3 that a minimum of $2,500,000 gross offering proceeds may be realized. However, on the cover page and elsewhere in the offering circular you state that the offering minimum is $700,000. Please reconcile and revise.

Current Shareholders, page 9

4.   We note your response to our prior comment 3 and we resissue the comment. Please
        revise to provide all of the information required by Item 12 of Part II of Form 1-A.

Company Overview, page 10

5.   We reissue our prior comment 5. Revise the filing to provide management's discussion
        and analysis of financial condition and results of operations for the appropriate financial
        statement periods as required by Item 9 of Part II of Form 1-A. For additional guidance,
        please see Item 303 of Regulation S-K.

Financial Synopsis, page 11

6.   We note your response to prior comment 6 and revisions made to the filing. While the use
        of financial projections is permitted and encouraged, there must be a reasonable basis for
        them, they should be suitably supported, and the level of support should be persuasive.
        Given your limited operations and revenues your projections beyond one year would not
        have a reasonable basis. Please revise the filing to remove them.

Sources and Uses, page 11

7.   We note your response to our prior comment 7. Please revise your disclosure in the
        offering circular to describe any anticipated material changes in the use of proceeds if all
        of the securities being qualified are not sold, including if only the minimum of $700,000 is
        sold.

Independent Accountant Audit Report, page 30

8.   We note that Omar Alnuaimi CPA does not appear to be independent in accordance with
        Rule 2-01(c)(4)(i) of Regulation S-X as a result of the compilation report issued on the
        financial statements as of and for the year ended December 31, 2020. As a result, you will
        be required to have a new independent accounting firm audit your financial statements for
        the year ended December 31, 2020 when they are required to be included in your amended
        offering statement. Additionally, please confirm that Omar Alunaimi CPA complies with
        all of the independence standards in Article 2 of Regulation S-X for the years ended
        December 31, 2019 and 2018. If not, please amend your offering statement to include any
        required audit reports from an independent accounting firm that complies with Article 2 of
        Regulation S-X.

9.   Please revise to present Statements of Changes in Shareholders' Equity, which should be
        audited by your auditor and included in their revised report.

Profit & Loss Statement, page 31

10.   Please revise the titles of the line items "Net Income From Operations" and "Net Income
        Before Provision for Income Taxes" to clearly state the amounts are losses.

Gavin West
NousLogic Healthcare Inc.
March 23, 2021
Page 3

11.   We see on the balance sheet that there has been no change in the amount of accumulated depreciation during 2019. Please explain to us how you have reported depreciation and amortization expense when there has been no increase in the accumulated amount. Also, tell us why you do not classify depreciation and amortization expenses as operating expenses.

Statement of Cash Flows, page 33

12.   In Operating Activities, the non-cash adjustment for depreciation should be the amount of depreciation expense during the period and not the balance of accumulated depreciation at year end. Please revise.

Profit & Loss Statement, page 40

13.   We see you have sales of the RPM Devices. Please revise to present the costs of these sales as a separate line item and as a deduction to arrive at gross profit.

Statement of Cash Flows, page 42

14.   Please explain to us the nature of the line item Other Adjustments and revise the Statement of Cash Flows to properly describe it.

Part III - Exhibits, page 46

15.   Please include a currently dated auditor's consent pursuant to Item 17.11 of Part III to Form 1-A.

Part III Information
Exhibits, page 46

16.   We note that the Subscription Agreement contains a jury trial waiver provision. Please revise your disclosure in the offering circular to address the following:
- Include a description of the provision in the Risk Factors section of the offering circular;
- Clearly state whether or not this provision applies to claims under federal securities laws. If so, please also state that investors cannot waive compliance with the federal securities laws and rules and regulations promulgated thereunder. If this provision is not intended to apply to federal securities law claims, amend your subscription agreement to state the same, or tell us how you will inform future investors of this limitation.
- Highlight the material risks related to this provision, including the possibility of less favorable outcomes, the potential for increased costs to bring a claim, and whether it may discourage or limit suits against you or the depositary.
- Clarify whether the provision applies to purchasers in secondary transactions.

17.   We note your response to our prior comment 13; however, we are unable to locate responsive disclosure in the offering circular. We resissue the comment in full.

Placement Agent, page 47

18.   We note your response to our prior comment 11 and we reissue the comment. Please remove the disclaimer appearing on page 47. In addition, please revise your disclosure, where appropriate, to explain the relationship between the company and the placement agent. Please also remove the headers and footers containing USCGS's logo and contact information from each page of the circular, as the offering circular is the responsibility of the company and not the placement agent, and inclusion of the letterhead may be misleading to potential investors. Finally, please confirm the company's understanding that it is liable for all of the information contained in the offering circular.

In addition, we note that Section 1 of the Letter Agreement you have filed as the Exhibit 1.1 Underwriting agreement clearly states that USCGS is not acting in any capacity to underwrite, place or purchase any financing or securities and has been engaged solely to determine potential strategic alternatives for the company. Please reconcile this with your disclosure throughout the offering circular that they are acting as the company's placement agent.

General

19.   We note your response to our prior comment 14; however, we are unable to locate responsive disclosure in the offering circular. We resissue the comment in full.

We will consider qualifying your offering statement at your request. If a participant in your offering is required to clear its compensation arrangements with FINRA, please have FINRA advise us that it has no objections to the compensation arrangements prior to qualification.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff. We also remind you that, following qualification of your Form 1-A, Rule 257 of Regulation A requires you to file periodic and current reports, including a Form 1-K which will be due within 120 calendar days after the end of the fiscal year covered by the report.

You may contact Jeanne Bennett at 202-551-3606 or Kevin Kuhar at 202-551-3662 if you have questions regarding comments on the financial statements and related matters. Please contact Laura Crotty at 202-551-7614 or Mary Beth Breslin at 202-551-3625 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Life Sciences

cc: Christopher Kelly